FOR IMMEDIATE RELEASE

HERTZ REACHES AN AGREEMENT-IN-PRINCIPLE
WITH CARL ICAHN TO ADD THREE DIRECTORS

Company to Add Vincent J. Intrieri, Samuel Merksamer and
Daniel A. Ninivaggi to Hertz Board of Directors

Company Will Also Amend Shareholder Rights Plan

Company to Have a Nine Person Board

NAPLES, Fla., September 11, 2014 – Hertz Global Holdings, Inc. (NYSE: HTZ) ("Hertz" or "the Company") today announced that it has reached an agreement-in-principle with Carl C. Icahn and affiliated entities (collectively, "Icahn") to appoint Vincent J. Intrieri, Samuel Merksamer and Daniel A. Ninivaggi to the Company's Board of Directors as new independent directors. In connection with the anticipated director appointments, three existing directors will retire from the Board, effective upon the appointments of the new directors to the Board. In this connection, Icahn has agreed not to run a proxy contest at the Company's 2015 Annual Meeting of Shareholders and to vote in favor of the Company's nominees at the Annual Meeting. Two of the new directors will be part of the five-person search committee leading the process to find a permanent Chief Executive Officer of Hertz. Following the contemplated appointments and retirements, Hertz will have a nine-person Board, with the Board expanded to 10 directors upon the appointment of a permanent Chief Executive Officer. Under the agreement-in-principle, the Company's shareholder rights plan will be amended to increase the triggering percentage to 20% and to implement other changes. The agreement-in-principle remains subject to negotiation and execution of definitive documentation.

Linda Fayne Levinson, Independent Non-Executive Chair of the Hertz Board of Directors, said, "The Hertz Board believes that this outcome is in the best interest of the Company and all Hertz shareholders. This agreement eliminates distraction and ensures that we stay sharply focused on delivering the significant potential of the business. Hertz is the clear leader in the rental car industry, and we will continue to take the necessary actions to fix the business. We look forward to executing on our strategic imperatives to create value for all our shareholders."

Carl C. Icahn commented: "I would like to thank the Hertz Board for acting so expeditiously in agreeing to appoint our three very capable nominees to the Board.  Since I believe that the most important person at a company is the CEO, I'm especially happy that two of our three nominees will be on the five-person committee to find a permanent CEO.  It should be noted that our three nominees were on the boards and recently involved in identifying and recruiting top CEOs that have been very effective at a number of companies we have made investments in and where all shareholder value has been meaningfully enhanced. I believe Hertz is a great company and a great brand and that the right new CEO will return it to its former glory. We look forward to working with the Hertz Board to create value for all shareholders."

Once the parties execute definitive documentation, details about the agreement and the amendment to the Rights Plan will be filed on Form 8-K with the Securities and Exchange Commission.

About Hertz

Hertz operates its car rental business through the Hertz, Dollar, Thrifty and Firefly brands from approximately 11,465 corporate and franchisee locations in North America, Europe, Latin and South America, Asia, Australia, Africa, the Middle East and New Zealand. Hertz is the largest worldwide airport general use car rental brand, operating from approximately 9,985 corporate and franchisee locations in approximately 145 countries. Our Dollar and Thrifty brands have approximately 1,385 corporate and franchisee locations in approximately 75 countries and our Firefly brand has approximately 95 corporate and franchisee locations in 15 countries. Our Hertz brand name is one of the most recognized in the world, signifying leadership in quality rental services and products. We are one of the only car rental companies that has an extensive network of company-operated rental locations both in the United States and in all major European markets. We believe that we maintain the leading airport car rental brand market share, by overall reported revenues, in the United States and at approximately 130 major airports in Europe where we have company-operated locations and where data regarding car rental concessionaire activity is available. We believe that we also maintain the second largest market share, by overall reported revenues, in the off-airport car rental market in the United States. In our equipment rental business segment, we rent equipment through approximately 335 branches in the United States, Canada, France, Spain, the United Kingdom, China and Saudi Arabia, as well as through our international franchisees. We and our predecessors have been in the car rental business since 1918 and in the equipment rental business since 1965. We also own Donlen Corporation, or "Donlen," based in Northbrook, Illinois, which is a leader in providing fleet leasing and management services. We have a diversified revenue base and a highly variable cost structure and are able to dynamically manage fleet capacity, the most significant determinant of our costs.

Forward Looking Language

Certain statements contained in this press release include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "seek," "will," "may," "would," "should," "could," "forecasts" or similar expressions. These statements are based on certain assumptions that the Company has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that the Company believes are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results. These forward-looking statements involve risks, uncertainties and assumptions. Many factors could affect our actual financial and operating results and could cause actual results to differ materially from those expressed in the forward-looking statements, due to a variety of important factors, both positive and negative.

Additional information concerning these factors can be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and Current Reports on Form 8-K.

The Company therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
Hertz
Leslie Hunziker
 (239) 552-5700
lhunziker@hertz.com

Media:
Hertz
Richard Broome
(239) 552-5558
rbroome@hertz.com

Joele Frank
Barrett Golden, Alyssa Cass or Dan Moore
(212) 355-4449